17009675

SEC
Processing
Section
MAR 06 2017
Washington DC
406

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2017
Estimated average burden
hours per response.....12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46726

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 AND ENDING December 31, 2016

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Cahn Capital Corp.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

820 Second Avenue, Suite 13C
(No. and Street)

New York (City) **NY** (State) **10017** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stewart Cahn **212 355-0296**
(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leigh J Kremer CPA
(Name- if individual, state last, first, middle name)

95 Locust Avenue (Address) **Red Bank** (City) **NJ** (State) **07701** (Zip code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stewart Cahn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cahn Capital Corp., as of December 31, 2016, are true and correct, I further swear (or affirm) that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

W. Stewart Cahn
Signature

President
Title

Nancy Cesar
Notary Public

NANCY CESAR
Notary Public - State of New York
NO. 01CE6262052
Qualified in Queens County
My Commission Expires May 29, 2020

This report ** contains (check applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [X] (i) Information relating to the Possession of Control Requirements Under Rule 15c3-3 (Exemption Report)
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for determination of the Reserve Requirements Under Exhibit A of rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

CAHN CAPITAL CORP.
AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
AT DECEMBER 31, 2016

CAHN CAPITAL CORP.
AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
AT DECEMBER 31, 2016

Table of Contents

Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, PCAOB

Phone (732) 747-6565
Fax (732) 747-1230
LKremerCPA.com

95 Locust Avenue
Red Bank, NJ 07701
LeighKremer@verizon.net

Independent Auditor's Report

The Shareholder
Cahn Capital Corp.

We have audited the accompanying statement of financial condition of Cahn Capital Corp., as of December 31, 2016, and the related statements of operations, changes in shareholder equity, and cash flows for the year then ended. These financial statements are the responsibility of Cahn Capital Corp.'s management. Our responsibility is to express and opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cahn Capital Corp., as of December 31, 2016, and the results of operations, changes in shareholder equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The accompanying supplemental information including Schedule I – Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission, Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1, and Schedule III -Exemptive Provision under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and

accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. section 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Leigh J. Kremer, CPA
Red Bank, New Jersey
February 23, 2017

Cahn Capital Corp.
Statement of Financial Condition
As of December 31, 2016

ASSETS	
Current assets:	
Cash	$41,238
Total Current Assets	$41,238
Other asset:	
Security deposit	7,800
Total Assets	$49,038
LIABILITIES & SHAREHOLDER EQUITY	
Current liabilities:	
Accounts payable & accrued expenses	$1,456
Total Current Liabilities	$1,456
Shareholder Equity:	
Common stock: 200 shares authorized at $50 par value	
20 shares issued and outstanding	$1,000
Additional paid in capital	276,350
Retained deficit	(229,768)
Shareholder equity	47,582
Total Liabilities & Shareholder Equity	$49,038

Please see the notes to the financial statements.

Cahn Capital Corp.
Statement of Operations
For the Year Ended December 31, 2016

Advisory revenues	$53,587
Rental income	12,450
Total revenues	$66,037
General and administrative expenses:	
Salary expense	$32,000
Rent expense	45,320
Insurance expense	2,554
Professional fees	5,625
General administration	15,254
Total general and administrative expenses	100,753
Net loss before income tax provision	($34,716)
Provision for income taxes	0
Net loss	($34,716)

Please see the notes to the financial statements.

Cahn Capital Corp.
Statement of Cash Flows
For the Year Ended December 31, 2016

Operating activities:	
Net loss	($34,716)
Changes in other operating assets and liabilities:	
Accounts payable & accrued expenses	1,330
Net cash used by operations	($33,386)
Investing activities:	
Security deposit	($370)
Net cash used by investing activities	(370)
Financing activities:	
Capital contribution	$35,000
Net cash provided by financing activities	35,000
Net increase in cash during the year	$1,244
Cash at December 31, 2015	39,994
Cash at December 31, 2016	$41,238
Supplemental disclosures of cash flow information:	
Interest paid during the year	$0
Income taxes paid during the year	$0

Please see the notes to the financial statements.

Cahn Capital Corp.
Statement of Changes in Shareholder Equity
For the Year Ended December 31, 2016

	Common Shares	Common Value	Paid in Capital	Retained Deficit	Total Equity
Balance at December 31, 2015	200	$1,000	$241,350	($195,052)	$47,298
Capital contribution			35,000		35,000
Net loss for the year				(34,716)	(34,716)
Balance at December 31, 2016	200	$1,000	$276,350	($229,768)	$47,582

Please see the notes to the financial statements.

Cahn Capital Corp.
Notes to the Financial Statements
For the Year Ended December 31, 2016

1. Organization

Cahn Capital Corp. (the Company) is a privately held corporation formed in New York in 1990 for the purpose of conducting business as a securities broker dealer (BD). As a BD, the Company is a member of the Financial Industry Regulatory Authority (FINRA) to advise corporations in the raising of senior debt, subordinated debt, equity. The Company provides investment banking services to clients located around the world.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Advisory Revenues- Advisory revenues and related fees are recorded when all contractual services have been provided by the Company and the Company is reasonably assured of their collection.

Cash- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Income taxes- The Company has elected to be taxed as an S corporation under the Internal Revenue Service Code. Accordingly, under such an election, the Company's taxable income is reported by the individual shareholder and therefore, no provision for federal income taxes has been included in these consolidated financial statements.

3. Fair Value of Financial Instruments

Fair Value Measurements under generally accepted accounting principles clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy as follows.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed and is determined based on the lowest level input that is significant to the fair value measurement.

The Company has no investments in equity or debt at December 31, 2016.

Cash and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2016 because of their short term nature.

4. Commitments & Contingencies

The Company is committed to a non-cancellable lease for its office space located in New York City, New York from January 1, 2017 to August 31,2017. Minimum payments due under the lease are as follows.

2017	$31,200
Net minimum lease payments	$31,200

5. Capital Contribution

During fiscal year 2016, the shareholder contributed $35,000 to the Company for use in its operations.

6. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2016 through the date of this report and found no material subsequent events reportable during this period.

Schedule I & II
Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission, and Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1

CREDIT:	
Shareholder equity	$47,582
DEBITS:	
Non-allowable assets:	
Security deposit	(7,800)
NET CAPITAL	$39,782
Less haircuts on securities	0
ADJUSTED NET CAPITAL	$39,782
Minimum requirements of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater.	5,000
EXCESS NET CAPITAL	$34,782
AGGREGATE INDEBTEDNESS:	$1,456
AGGREGATE INDEBTEDNESS TO NET CAPITAL	3.66%
Excess net capital previously reported on Form X-17A-5	$34,781
Rounding	1
Excess net capital per audited report	$34,782

CAHN CAPITAL CORP.

820 Second Avenue
Suite 13C
New York, NY 10017
(212) 355-0296

December 31, 2016

Rule 15c3-3 Exemption Report

Cahn Capital Corp., is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief Cahn Capital Corp., states the following:

Cahn Capital Corp., claimed an exemption under provision 17 C.F.R. section 240.15c3-3 (k)(2)(ii) as the company engages in investment banking activities, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Cahn Capital Corp., met the identified provision throughout the most recent fiscal year without exceptions.

Thank you,

Stewart Cahn, President

Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, AICPA, PCAOB

Phone (732) 747-6565
Fax (732) 747-1230
LKremerCPA.com

95 Locust Avenue
Red Bank, NJ 07701
LeighKremer@verizon.net

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report in which (1) Cahn Capital Corp., identified the following provisions of 17 C.F.R. section 15c3-3(k) under which Cahn Capital Corp., claimed an exemption from 17 C.F.R. section 240.15c3-3: 2(ii) (the "exemption provisions) and (2) Cahn Capital Corp., stated that it has met the identified exemption provisions through the most recent fiscal year without exception. Cahn Capital Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly included inquiries and other required procedures to obtain evidence about Cahn Capital Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Leigh J. Kremer, CPA
Red Bank, N.J.
February 23, 2017